Exhibit 3.1

CERTIFICATE OF INCREASE

OF
SERIES D NON-VOTING CONVERTIBLE PREFERRED STOCK OF
CORVEX, INC.

Corvex, Inc., a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

1. That pursuant to the authority expressly granted to and vested in the Board of Directors of the Company (the “Board”) by the certificate of incorporation of the Corporation and Section 151(g) of the DGCL, the number of shares of the series of preferred stock, par value $0.0001 per share, of the Company designated a Series D Non-Voting Preferred Stock be, and hereby is, increased from 30,227.0524 shares to 50,000 shares.

2. The aforesaid increase in the number of shares of Series D Non-Voting Preferred Stock had been authorized and directed by resolutions adopted by the Board and approved by the affirmative vote of the holders of a majority of the then outstanding shares of Series D Non-Voting Preferred Stock pursuant to the Certificate of Designation of Series D Non-Voting Preferred Stock by consent in lieu of a meeting pursuant to Section 228 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officer on this 1st day of July 2026.

CORVEX, INC.

By:	/s/ Jay Crystal
Name:	Jay Crystal
Title:	Chief Executive Officer